UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2019

TIM S.p.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

21 February 2019

VODAFONE ITALIA AND TELECOM ITALIA INTEND TO ENTER INTO A NEW NETWORK SHARING PARTNERSHIP

•

Vodafone Italia (“Vodafone”) and Telecom Italia Group (“TIM”) (together, the “Parties”) intend to enter into an active network sharing partnership for 5G, to consider active sharing for 4G and to expand their existing passive sharing agreement to enable faster deployment of 5G over a wider geographic area at a lower cost

•	The Parties intend to co-operate on the upgrade of their respective fibre transmission networks for mobile backhaul

•	The Parties intend to evaluate the combination of their 22,000 passive towers in Italy into a single entity

•	The Parties have signed an MoU and agreed to enter into exclusive discussions

Vodafone and TIM announced today that they have signed a Memorandum of Understanding (“MoU”) outlining non-binding terms in relation to a potential partnership for active network sharing (the “Active Sharing Project”) and an expansion of their existing passive sharing agreement (the “Passive Sharing Agreement”).

The Parties are also evaluating the feasibility and merits of a potential business combination of their respective passive towers located in Italy into a single entity (the “Potential Business Combination”, jointly with the Active Sharing Project and the Passive Sharing Agreement, the “Initiatives”).

To facilitate the discussions around the Initiatives, Vodafone and TIM have entered into an exclusivity agreement.

With reference to the Active Sharing Project, Vodafone and TIM intend to enter into an agreement that would enable them to jointly roll-out 5G infrastructure. The Active Sharing Project would support a faster deployment of 5G over a wider geographic area, at a lower cost. The Parties will evaluate the technical and commercial feasibility of jointly deploying active 5G equipment across the country, including certain larger cities where each party may wish to retain strategic flexibility and ensure that they are able to meet the needs of their respective customers.

Vodafone and TIM also intend to consider active network sharing for their existing 4G networks, in order to support 5G active network sharing; this may also generate further efficiencies. Furthermore, Vodafone and TIM intend to upgrade their respective mobile transmission networks, adding higher capacity optical fibre cables (“Fiber-to-the-Site” or “backhauling”). This would enable customers to benefit from 5G’s new features, such as faster speeds and low latency, as well as provide both companies with greater economies of scale.

The Parties intend to extend the existing Passive Sharing Agreement, from approximately 10,000 sites today (approximately 45% of the Parties’ combined passive towers), to a nationwide agreement. The objective is to accelerate and enhance the deployment of 5G technology and use network infrastructure more efficiently, both in urban and rural areas.

With reference to the Potential Business Combination, Vodafone and TIM have also agreed to explore a potential transaction that would entail the Parties consolidating their c. 22,000 passive towers located in Italy into a single entity, potentially combining Vodafone’s passive tower infrastructure with the infrastructure of Inwit SpA, the 60%-owned and publicly listed tower subsidiary of TIM. Any such combination would be structured in a way that would be expected to be value accretive to all the parties involved. Over time, the Parties intend to explore opportunities to move active network equipment that is currently hosted on 3rd party towers to the infrastructure of the new company, wherever possible. The potential enlarged tower infrastructure would continue to seek to increase 3rd party tenancies to generate efficiencies.

The Potential Business Combination is intended to: (i) leave both Parties with equal shareholdings and governance rights in Inwit SpA, and (ii) ensure that there is no obligation for the Parties to launch a tender offer for Inwit’s shares.

The entire initiative is intended to promote healthy competition in the sector and facilitate an open environment for 5G development.

The Initiatives have been set out in the MoU and are subject to the Parties entering into legally binding agreements and receiving all necessary regulatory approvals.

Vodafone and TIM aim to conclude one or more of the Initiatives during 2019.

Aldo Bisio, CEO of Vodafone Italia, said: “This partnership will allow us to generate significant benefits for our customers and other stakeholders, who will be able to enjoy the best 5G experience, made available in a shorter period of time and across a wider geographical area. 5G represents a technological breakthrough that will have a profound impact on society, and that requires investment, efficiency and a rapid rollout. This has led us to broaden the scope of our existing successful partnership.”

Luigi Gubitosi, CEO, TIM, said: “This partnership will allow our customers to enter the 5G revolution faster and deeper, while at the same time making the best use of both companies’ resources. We believe that network sharing is key to do more, efficiently and better for the benefit of our clients and all stakeholders, in view of the process of change that will be triggered by the launch of 5G in the years to come and that will be paramount for the development and digitalization of our Country”.

Vodafone Italia Press Office

ufficio.stampa@mail.vodafone.it

www.vodafone.it

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

TIM Investor Relations

+39 06 3688 2807

www.telecomitalia.com/investor_relations

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s financial report for the twelve months ended December 31, 2018 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2019-2021 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.

our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 21, 2019

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager